PLAN OF MERGER

This PLAN OF MERGER (the "Plan") is entered into as of the ___ day of , 2003 between U.S. Geothermal, Inc., an Idaho corporation ("Geo"), and EverGreen Power Inc., an Idaho corporation ("Subco"), a wholly-owned subsidiary of U.S. Cobalt, Inc., a Delaware corporation ("USC"), with reference to the following facts:

A. Geo and Subco (the "Constituent Corporations"), certain shareholders of Geo (the "Principal Geo Shareholders") and USC have previously executed a merger agreement dated , 2003 (the "Merger Agreement" and capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement), a copy of which will be provided to the shareholders of the Constituent Corporations prior to their approval hereof; and

B. As further described in the Merger Agreement, the following actions or events are to occur: (i) the issued and outstanding shares of common stock of USC are to be consolidated on a five to one basis (the "Consolidation"); (ii) the shareholders of USC are to approve the change of the name of USC to "U.S. Geothermal, Inc." effective upon completion of the merger transaction described herein (the "Name Change"); and (iii) USC shall be ready, willing and able to close (immediately after effectiveness of the transactions contemplated by this Plan) a private placement of up to 2,000,000 units of its securities (each unit consisting of one share of common stock of USC and one warrant to purchase a share of common stock of USC at an exercise price of $0.875) to raise gross proceeds of $1,500,000, provided that the minimum amount of net proceeds raised shall be Cdn $500,000 (the "Private Placement"); and

C. The Constituent Corporations and their respective boards of directors deem it advisable and in the best interest of each of the Constituent Corporations, and hereby recommend to their respective shareholders, that Geo and Subco be merged pursuant to the applicable laws of the State of Idaho and Section 368(a) of the Internal Revenue Code of 1986, as amended, on the terms and conditions set forth below.

NOW, THEREFORE, the Constituent Corporations have agreed to merge, on the terms and conditions herein provided, as follows:

1. The Merger

     1.1 Governing Law. As of the Effective Time (as hereafter defined), Geo shall be merged with Subco in accordance with the applicable laws of the State of Idaho, the separate existence of Subco shall cease and Geo shall continue in existence as the surviving corporation, and such merger shall in all respects have the effect provided for in Idaho Code §30-1-1106 (the "Merger").

     1.2 Shareholder Approval; Effective Time. This Plan shall be submitted to the shareholders of each of the Constituent Corporations as provided by the laws of the State of Idaho. If (a) the requisite votes or written consents of such shareholders duly authorize and adopt this Plan; (b) the Plan is not terminated and abandoned pursuant to Article 4 hereof; and

(c) each of the conditions to the Merger set forth in section 2.7 hereof is satisfied, then the Articles of Merger in substantially the form attached hereto as Exhibit A (the "Articles of Merger") shall be filed with the Secretary of State of the State of Idaho. The Merger shall become effective on the date and at the time (the "Effective Time") of filing of the Articles of Merger with the Secretary of State of the State of Idaho.

2. Terms of Transaction

     2.1 General. As consideration for the Merger, in exchange for all of the 4,184,837 issued and outstanding shares of common stock of Geo (the "Geo Shares") and all of the 1,612,000 warrants to purchase shares of common stock of Geo (the "Geo Warrants"), the shareholders of Geo will be issued, in the aggregate, 6,725,384 shares of common stock of USC (the "Exchange Shares") and 2,325,000 warrants to purchase shares of common stock of USC, pursuant to the terms and conditions of the form of Warrant attached hereto as Exhibit B (the "Exchange Warrants"). All references in this Plan to shares of common stock of USC are deemed to be after the effectiveness of the Consolidation.

     2.2 Share Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the Geo shareholders, each issued and outstanding share of common stock of the Geo shareholders other than Vulcan Power Company ("Vulcan") shall be converted into the right to receive one (1) Exchange Share.

     2.3 Share and Warrant Conversion – Vulcan. At the Effective Time, by virtue of the Merger and without any action on the part of Vulcan, the 1,895,000 issued and outstanding shares of Geo common stock and the issued and outstanding warrants to purchase 1,612,000 shares of Geo common stock held by Vulcan (respectively, the "Vulcan Shares" and the "Vulcan Warrants") shall be converted into the right to receive 1,540,548 Exchange Shares and 2,325,000 Exchange Warrants, respectively.

     2.4 Performance Shares. The remaining 1,000,000 Exchange Shares not issued pursuant to sections 2.2 and 2.3 above (the "Performance Shares") shall be issued to the officers and directors of USC listed on Schedule 2.4 hereto, in the amounts listed on such Schedule, and are subject to cancellation unless certain milestones are met, as described in the Information Circular.

     2.5 Surrender of Shares; Procedure for Obtaining New Certificates. The Geo shareholders shall surrender the certificates for their Geo Shares to USC and Vulcan shall surrender the Vulcan Shares and the Vulcan Warrants to USC, and a completed form of the Transferee's Acknowledgement and Warranty included in the Merger Materials on or before the Closing Date (as defined in the Merger Agreement). At the Closing Date, USC shall cause the Exchange Shares and the Exchange Warrants to be delivered to the Geo shareholders who have surrendered their certificates for Geo Shares, as set forth above, subject to the provisions of the Escrow Agreement(s). All certificates for Geo Shares which are issued prior to the Effective Time shall, upon the effectiveness of the Merger, be deemed canceled, whether or not surrendered as set forth herein.

     2.6 Fractional Shares. Notwithstanding any other provision of this Plan, if any Geo shareholder would be entitled to receive a number of Exchange Shares that includes a fraction, then, in lieu of a fractional share, such shareholder will be entitled to receive, upon surrender of share certificates representing such holder's Geo Shares, the number of Exchange Shares rounded down to the nearest whole number.

     2.7 Conditions to Merger. The Merger shall not be effective unless and until each of the following occur:

      (a) All conditions to Closing under the Merger Agreement shall have been satisfied or waived, in the sole discretion of the party to which the benefits of such conditions run. Without limiting the generality of the foregoing, no Geo Shareholder shall have exercised dissenters' rights under the Idaho Code in connection with the Merger.

      (b) The shareholders of the Constituent Corporations shall have approved the Plan.

      (c) The Consolidation shall have been effected.

      (d) The Name Change shall have been approved by the requisite shareholder vote of USC.

      (e) The Private Placement shall be fully subscribed and ready to close immediately after the effectiveness of the Merger.

3. Effect of the Merger

     3.1 Effects. At the Effective Time, Subco will be merged with and into Geo in accordance with the Idaho Code, whereupon the separate existence of Subco shall cease, and Geo shall be the surviving corporation (the "Surviving Corporation") and, from and after the Effective Time, the Merger shall have all the effects of a merger under the laws of the state of Idaho including, but not limited to, the fact that the Surviving Corporation will assume title to all assets owned by Subco and Geo, and will assume all liabilities of Subco and Geo.

     3.2 Articles of Incorporation and Bylaws. The Articles of Incorporation of Geo as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time, until thereafter amended in accordance with the provisions thereof and the applicable law. The Bylaws of Geo as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time, until duly amended in accordance with the provisions thereof, the Articles of Incorporation of the Surviving Corporation and the Idaho Code.

     3.3 Directors and Officers. The directors and officers of Geo shall be the directors and officers of the Surviving Corporation from and after the Effective Time. Such directors and officers shall serve until they are removed or replaced in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

     3.4 Further Action. Each of the Principal Geo Shareholders, on the one hand, and USC on the other hand, have covenanted and agreed that at any time and from time to time after the Closing Date, it or they will, upon the request of the other, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the better carrying out and performance of all terms of the merger, including, without limitation, any documents required to comply with securities or stock exchange requirements.

     3.5 Rights, Duties, Powers, Liabilities, Etc. At the Effective Time, the separate existence of Subco and Geo shall cease, and Subco and Geo shall be merged in accordance with the provisions of this Plan and the Merger Agreement with and into the Surviving Corporation, which shall possess all the properties and assets, and all the rights, privileges, powers, immunities and franchises, of whatever nature and description, and shall be subject to all restrictions, disabilities, duties and liabilities of each of the Constituent Corporations; and all such things shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or other property, or any interest therein, vested by deed or otherwise in either the Constituent Corporations, shall be vested in the Surviving Corporation without revision or impairment. Any claim existing or action or proceeding, whether civil, criminal or administrative, pending by or against either Constituent Corporation, may be prosecuted to judgment or decree as if the Merger had not taken place, and the Surviving Corporation may be substitute in any such action or proceeding.

4. Termination; Amendment

     4.1 Termination Provision. Anything contained in this Plan and the Merger Agreement to the contrary notwithstanding, this Plan may be terminated and the Merger abandoned:

     (a) Upon written notice at any time prior to the Effective Time by mutual consent of the Constituent Corporations; or

     (b) Upon written notice either by USC or Geo that conditions to the Merger have not been fulfilled or complied with as provided in this Plan or in the Merger Agreement.

     4.2 Amendment Provision. Prior to the Effective Time (and at any time before or after approval or adoption of this Plan by the shareholders of the Constituent Corporations), the respective boards of directors of the Constituent Corporations may amend, modify and supplement this Plan as they may agree, provided, however, that after approval of the Plan by the shareholders of the Constituent Corporations, no such amendment, modification or supplement shall affect the rights of such shareholders in a manner which is materially adverse to such shareholders, in the sole discretion of the boards of directors. No modification of the Merger Agreement may be made unless agreed to by the parties thereto in writing.

     4.3 Board Action. In exercising their rights under this Section 4, each of the Constituent Corporations and USC may act by their respective boards of directors, and such rights may be so exercised, notwithstanding any prior approval of this Plan by the shareholders of the Constituent Corporations, if required.

     IN WITNESS WHEREOF, this Plan, having first been duly approved by resolutions of the boards of directors of each of the Constituent Corporations, recommended by such boards of directors to the shareholders of the Constituent Corporations for their approval, and subsequently approved by the shareholders of the Constituent Corporations, is hereby adopted on behalf of each of the Constituent Corporations and USC by their respective officers thereunto duly authorized.

U.S. Geothermal, Inc., an Idaho corporation

By: _______________________________	Date: ___________________

___________________, President

EverGreen Power Inc., an Idaho corporation

By: ______________________________	Date: ___________________

___________________, President

Acknowledged:

U.S. Cobalt, Inc., a Delaware corporation

By:___________________________________ Date: ____________________________

      _____________________, President